EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

September 19, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

OPERATIONAL UPDATE

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to provide the following update of activities at its Avino mine operation located near Durango, Mexico.

San Gonzalo Development

Underground mining development is ongoing and potential mill feed has been stockpiled for future treatment.  The decline from level 4 to level 5 has advanced 75 metres to date, and a total of 293 metres remain until the level 5elevation of 2129 metres is reached. Water has been encountered during the ramp advance and a permanent cut out for a sump has been installed. Electric dewatering pumps have been installed to minimize the loss in productivity of the daily ramp advance. Parts to repair the jumbo have been ordered and we expect to have it in operation sometime in November to increase the rate of daily ramp advance. The jumbo will replace the jacklegs that are currently being used. Ventilation has been improved with the purchase of additional fans and the installation of vent raises to the old workings.

Mining in stope 3-200 has been completed and we are in the process of drawing material out of the stope and hauling to the surface stockpile located near the crushing plant. Mining on stope 3-100 has been on hold pending the purchase of a 2yd scoop.

Drifting along the San Gonzalo vein on level 4 both South East and North West of the CRO Oriente Cross cut is ongoing, Avino staff channel sample the face after each round.  These samples are analyzed for silver, gold, copper, lead and zinc by fire assay and AA methods at the company’s own lab at the mine, providing a quick estimate of vein width, and grade.  Channel samples are then taken from the back and sent for assay by Inspectorate Labs for public release in compliance with NI 43-101 (Refer to assay methods in QA/QC section below).  The lengths sampled from the back, to date are as follows:

Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
North West of CRO Oriente Cross Cut
26.79	1.67	518	2.58	560	6500	7540
13.64	1.60	80	0.68	300	4390	7690
17.02	1.53	622	3.33	600	8350	13930
South East of CRO Oriente Cross Cut
4.56	2.31	357	1.56	600	7430	23890

The vein on level 4 to the North-West of the CRO Oriente Cross Cut has increased in width to 3 meters.  We now are able to use the “Cut & Fill” mining technique allowing Avino to develop mill feed faster and more cost effectively than “Shrinkage Stoping”.

Total stockpile tonnage from San Gonzalo to date near the crushing plant is 22,868 tonnes and consists of development and mineralized material from levels two, three and four and the draw down from stope 3-200.   With enough mill feed now on hand to supply the 250 tonne per day operation (“TPD”) for 9 months, Avino plans to switch from milling old above ground ET stockpiles to the higher-grade San Gonzalo material in the first week of October and will ramp up to full capacity in the months that follow.

With the increase in the number of underground work areas, a new air compressor has been leased. This compressor will serve as a backup to the existing electric compressor to supply air during peak periods.

ET (Avino Vein) Development

The 2012 drilling program on ET has been completed, nine holes were drilled.  Results of the first 6 holes were reported in the news releases dated April 5 2012, April 23 2012 and May 23 2012 . The results of holes ET-12-7, 8&9 are provided below:

Hole #	Bearing	Dip	Down hole intersection (m)	Length (m)*	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
ET-12-07	336	64	305.40 – 324.70	19.30	0.06	39	4620	1550	1039
ET-12-08	336	72	329.80 – 343.80	14.35	0.05	24	4361	77	314
			343.80 – 365.15	21.35	0.05	17	6122	69	417
ET-12-09	336	72	339.55 – 387.40	47.85	0.03	19	4415	64	270
*Down hole intersection lengths are reported, true widths are unknown

Data from this year’s drilling together with that of 2006 and 2008 will be used in preparing a new NI 43-101 compliant resource estimate for the ET zone by an independent engineering firm.

Construction of the water treatment plant has been completed; new submersible pumps and plumbing connecting the pumps underground with the plant have been installed.  Water testing is scheduled to commence soon with the objective of increasing the pH to meet agricultural standards.  This is necessary in order to receive permits to dewater the Avino mine historical workings and thus, for Avino’s expansion plans to continue.  Outstanding issues at this stage include the electric control system for starting and stopping the pumps and the construction of a lime storage warehouse.

Procurement of key process equipment needed to separate the two circuits in the mill building is ongoing. Avino plans to have a stand-alone 250 TPD circuit to treat San Gonzalo ore and re-commission the 1,000 TPD circuit to treat Avino (ET) ore once the mine has been dewatered. Permitting for the new tailings dam is also underway. Upgrading the power line (if it represents the most logical option) along with metallurgical testing of the drill core rejects is also planned.

Milling

The mill has been treating old ET stockpiles since May of 2011. During the month of August, the mill processed approximately 6528 tonnes or roughly 210 TPD of material from the old Avino ET stockpiles producing an estimated 115 tonnes of concentrate grading approximately 3kg/t silver and 34g/t gold. Silver and gold recoveries for the month were 68.9% and 56.4% respectively. These recoveries are better than the historic mill recoveries of about 50% when the oxide material was treated during the seventies, eighties and early nineties. Tonnage throughput for August was about 500 tonnes higher than July. Plant availability in August was 97% with power outages causing about half of the downtime hours.  So far in the month of September, the mill has averaged 250 TPD thanks to a finer crushed product feeding the mill.

Two concentrate shipments were made during this period. They represent the production of July and August. The weights of the first and second shipments were 92.09 and 101.39 wet metric tonnes respectively. The assays of the first shipment were 2934g/t silver and 43.9g/t gold. Assays for the second shipment are not yet available.

QA/QC Procedures

Assays of the channel samples were analyzed at Inspectorate labs in Reno, Nevada. Gold analyses were by 30-gram fire assay with an atomic absorption finish. Silver, copper, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Assays of shipped concentrate were performed by ERSA Global, an accredited lab specializing in the assaying of concentrates for the purposes of settlement between buyers and sellers.

ET diamond drill holes are drilled using Avino's own Long year 44 core rig at thin wall NQ diameter. Core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5m, are placed in plastic bags. The sealed sample bags are collected by personnel from Inspectorate Labs in Durango at the mine site facilities.

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.